April 13, 2009

United States Securities and Exchange Commission
Attn: Ms. Sandy Eisen
100 F Street N.E.
Washington, DC 20549

Re:           Particle Drilling Technologies, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed on December 15, 2008
File No. 0-30819

Dear Ms. Eisen:

Per your request the Company's responses to the comments in your letter dated March 9, 2009 concerning Particle Drilling Technologies, Inc. Form 10-K for fiscal year ended September 30, 2008 are as follows:

Note 5 – Intangible Assets:

1.
“We note your response to comment 1 in our letter dated March 9, 2009, and do not believe that your response sufficiently addressed our prior comment.  Please provide additional information to us, as follows

a.	Explain how you determined 18.5 years to be the appropriate period of time over which to amortize the intangible assets you acquired from PSI in fiscal year 2004.
b.
It appears to us that you are not amortizing additional patent assets capitalized since that fiscal year.  Please confirm and explain why it is appropriate to defer amortization of these additional patents.

c.	Confirm that all of the patents capitalized continue to be expected to be used in your PID technology.
d.
Tell us the dates during the past three full fiscal years and during fiscal year 2009 that you have tested for impairment of your intangible assets.  In this respect, please clarify how you have evaluated paragraph 8 of SFAS 144, especially subparts (c) and (e), when determining whether you had any triggering impairment events during this time period.  Additionally, confirm specifically whether you tested for impairment when your fifth trial was determined to be unsuccessful in August of 2008.

e.
Provide to us your impairment analysis calculations at each impairment test date, which includes an analysis of the significant assumptions that you made when preparing such impairment calculations.  Please address the appropriate specific provisions of paragraphs 16 through 23 of SFAS 144 that you applied to evaluate impairment.  We also refer to the examples in Appendix A of SFAS 144.

2.	Please submit your response letter dated March 11, 2009 and future response letters as Correspondence in the Edgar filing system.”

Responses:

1a.

The intangible assets acquired were related to the patents of the PID technology.  The Company had determined that the patents were granted 1.5 years before the acquisition and since the patents were required to be amortized over a 20 year life, the Company determined it would be proper to amortize these patents over the remaining useful life of the patents, which was 18.5 years in this case.

1b.

Since the acquisition, the Company has capitalized approximately $880,000 in patent applications and other costs associated with ongoing patent application, filings, defense, office actions, and maintenance.  These patent applications and other costs are directly related to the ongoing efforts to design and commercialize the PID technology.  Since inception to date, we have not yet successfully commercialized the PID technology and we also have not yet been granted all of the patents applied for.  Once commercialized, management believes that the market/revenue potential, based on demand, current economic conditions, and day rates, is over $1 billion. The current capitalized intangible assets’ carrying amount does not exceed the sum of the undiscounted cash flows expected to result from the use of the asset.  The main reason we believe this to be certain is the fact that our core technology and application once commercialized relies very heavily on patent protection.

Once the US Patent Office grants the official patent, the Company will take the appropriate capitalized costs and amortize them over 20 years.  If the US Patent Office does, for some reason, not grant an official patent, the Company will immediately expense all costs associated with the patent.

1c.

The following capitalized patents have been issued to the Company:

Patent Number            Filing date                                Reference numbers

6,386,300                      9/9/2000                                    105037  Curlett PID

6,581,700                      3/12/2002                                  105034  Curlett PID

7,258,176                      4/15/2004                                  105053 (37163.18) PID Drill Bit

7,343,987                      8/16/2005                                  105041 (37163.7)  Shot Blocking Subs

7,383,896                      8/16/2005                                  105018 (37163.16)  Shot Trap

7,398,838                      8/16/2005                                  105092  Two Stage Eductor

7,398,839                      8/16/2005                                  105053 (37163.10)   Pre Choke Shot Trap

7,503,407                      7/22/2004                                  105012 (37163.12)  Smaller Shot

Each patent listed above is still being utilized in the Company’s PID technology and is expected to be used once the Company is commercialized.

1d.

The Company’s policy is to have members of management that are responsible for intellectual property and finances meet to discuss the future value and possible intangible impairment issues annually.  This meeting occurs after year end.  Paragraph 8 of SFAS 144 states that a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company believes that there have been no events or changes in the Company’s business model that would indicate that the carrying amount is not recoverable.  The Company is confident that the technology will be commercial in the near futures, following additional commercial trials..  Past field trials do not necessarily indicate that the technology is not feasible, rather, they indicate that further refinement to the complex technology was needed, and have since been corrected.

1e.

The Company uses the estimated cashflow projection method to compare against the intangible carrying amount and discounts it at the fed rate of 2%.  The following table is based on very conservative assumptions by management which are described below.

	Year 1	Year 2	Year 3	Year 4	Year 5
PID Units Operating	5	13	21	29	37
Wells serviced per month per unit	1.5	2	2.5	3	3
PID Revenue per well	$210,000.00	$210,000.00	$210,000.00	$210,000.00	$210,000.00
Total Revenue projected	$18,900,000.00	$65,520,000.00	$132,300,000.00	$219,240,000.00	$279,720,000.00
Gross margin	20%	20%	20%	20%	20%
Gross Profit	$3,780,000.00	$13,104,000.00	$26,460,000.00	$43,848,000.00	$55,944,000.00
Royalty Payments (% of Revenue)	4%	8%	14%	14%	14%
Gross Profit less Royalties	3,024,000.00	7,862,400.00	7,938,000.00	13,154,400.00	16,783,200.00

Net present value at 2% fed rate	$45,355,647.60

Based on third party studies by Warlick, management believes that there is great demand for our target market of hard-rock drilling and our analysis covers a short conservative period of time of 5 years rather than our potential patent coverage of 18.5 years of existing patents.  The PID Units operating in each year above is a conservative estimate as management believes that the time frame to build a PID Unit and have it ready for deployment is 3 months.  Each PID Unit could possibly service 4 wells per month, so the wells serviced per month variable is a conservative estimate.  The PID revenue per well is based on current land day rates of $42,000 per day and our current revenue model employs a gain share percentage that has been agreed upon by our last three customers, therefore, management believes that the revenue model is reliable. Our gross margin percentage for this purpose is a very conservative 20% rather than our estimates of over 50% by management based on our known direct operating costs.

As shown above based on the net present value, our carrying amounts of intangible assets are far outweighed by the net present value, thus no impairment has ever been taken.  This estimation of cashflows has been in place for each reporting year and is recalculated at the end of each fiscal year.

2.  The Company will submit our response letter dated March 11, 2009 as well as this response letter as correspondence in the Edgar filing system.

If you have any questions, please contact me.

Sincerely,

/s/ Jason D. Davis

Jason Davis

Vice President, Interim Chief Financial Officer